January 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Acceleration Request for Montauk Renewables, Inc.
Amendment No. 5 to the Registration Statement on Form S-1
(File No. 333-251312)

Ladies and Gentlemen:

Montauk Renewables, Inc. (the “Company”) respectfully requests under Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-251312) (as amended, the “Registration Statement”) be accelerated to 4:00 p.m. Eastern Time on January 21, 2021, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Amy I. Pandit of Jones Day at (412) 394-9547.

Please contact Amy I. Pandit of Jones Day, at (412) 394-9547, if you have any questions concerning the foregoing.

[Signature page follows]

Very truly yours,

MONTAUK RENEWABLES, INC

By:	/s/ Sean F. McClain
Name:	Sean F. McClain
Title:	President and Chief Executive Officer